Filed by Chevron Corporation Pursuant to Rule 425 under the  Securities  Act of
 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                                   Subject Company:  Texaco Inc.
                                                        Commission File No. 1-27

                                                          Date: October 17, 2000

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's
2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Chevron and Texaco Company Factsheets]

[Chevron logo] Chevron Corporation
               Fact Sheet

Chevron Corporation (NYSE: CHV), one of the world's largest integrated petroleum companies, is involved in every aspect of the oil and gas industry, from exploration and production to transportation, refining and retail marketing, as well as chemicals manufacturing and sales. Active in more than 90 countries, Chevron employs about 31,000 people worldwide.


Primary  Financial  Goals:
-------------------------
* No. 1 in total shareholder return for the 2000-2004 period versus industry peers
* 15 percent earnings per-share growth over the next three years
*   12 percent  minimum return on capital  employed
* 4-4.5 percent annual worldwide net production growth in barrels of oil equivalent
*   Operating expense of $4.85  per  barrel or lower by 2001

Exploration  and  Production  (upstream)
---------------------------------------
Chevron is one of the leaders in worldwide liquids production. The company's strategy of focusing on international upstream activities has resulted in international liquids production increasing for 10 consecutive years. The company has extensive oil and natural gas production outside North America in such diverse environments as Kazakhstan, Angola, Nigeria, the North Sea, Australia, Indonesia, Venezuela, Republic of Congo, Thailand, China and Papua New Guinea. In North America, major producing areas include the Gulf of Mexico, California, Texas and off the east coast of Canada.

Refining/Marketing/Transportation  (downstream)
-----------------------------------------------
Chevron is one of the largest U.S. marketers of gasoline, diesel fuel, jet fuel, aviation fuel and other petroleum products. Chevron's gasoline sales are focused in the western, southwestern and southern United States through about 8,000 retail outlets. Major refineries are located at El Segundo and Richmond, Calif.; Pascagoula, Miss.; Salt Lake City, Utah; El Paso, Texas; and Honolulu, Hi. Chevron is also the leading marketer in British Columbia, Canada. Caltex Corporation, a 50 percent joint venture with Texaco, is Chevron's refining and marketing arm in the Asia-Pacific region, the Middle East and southern and eastern Africa. The Caltex network includes refining, marketing, supply, trading, distribution, shipping and storage of crude oil and petroleum products.

Chemicals
---------
Chevron Phillips Chemical Co. is a world-scale competitor in the petrochemicals industry. It manufactures and markets a variety of industrial chemicals in more than 80 countries worldwide. Major products include styrene, polystyrene and olefins, as well as additives for fuels and lubricants.

Financial  Highlights (year ended  December 31)
----------------------------------------------
 (In millions of dollars  except per share amount)       1999         1998
--------------------------------------------------------------------------
 Operating  Revenue*                                  $35,448      $29,943
 Net Income                                            $2,070       $1,339
 Total Assets                                         $40,668      $36,540
 Earnings per Share Basic                               $3.16        $2.05
 Diluted                                                $3.14        $2.04
 Average diluted  common  shares  (millions)          656,345      653,026
 * Includes  sales to other Chevron  Companies

Operating   Statistics
----------------------
  (Per  Day)                                             1999         1998
--------------------------------------------------------------------------
 Net  Liquids Production  (Thousands  of  Barrels)      1,127        1,107
 Net  Natural  Gas  Production (Millions of Cubic Feet) 2,513        2,393
 Sales of Natural Gas (Millions  Cubic Feet)            4,936        4,807
 Refinery Input  (Thousands of Barrels)                 1,423        1,343

 Headquarters 575 Market Street
              San Francisco, CA 94105
              www.Chevron.com

[Texaco logo]           Texaco Incorporated
                        Fact Sheet

Texaco Inc. (NYSE: TX) is a fully integrated energy company engaged in exploring and producing oil and natural gas; manufacturing and marketing high-quality fuels and lubricant products; operating trading, transportation and distribution facilities; and producing power. Directly and through affiliates, Texaco operates in more than 150 countries.


Exploration and Production
--------------------------
Texaco is transforming its global portfolio of oil and natural gas assets with new legacy projects. Our focused exploration program is concentrated in deepwater Gulf of Mexico, Brazil and West Africa with major development projects in Nigeria, Kazakhstan, Venezuela and the Philippines. Core production areas include the United States, the UK North Sea, the Middle East and the Pacific Rim. Texaco's high impact strategy concentrates on finding and commercializing projects characterized by large-scale reserves, 25-40 year production lives and high margins. For instance, Texaco's billion barrel discovery offshore Nigeria, called Agbami, will produce about 180,000 barrels of oil equivalent a day. Texaco is replacing existing non-strategic assets with new impact projects measured on key return metrics to lay the foundation for "smart" growth and deliver superior value to its shareholders.

Refining, Marketing and Distribution
------------------------------------
Directly and through its affiliates, Texaco's global operations provide crude oil products in 110 countries. In Latin America and the Caribbean, Texaco is the leading marketer of lubricants and fuels, and we have a strong marketing and refining presence in Northwest Europe. Caltex Corporation, our joint venture with Chevron, has a major presence in Asia-Pacific, the Middle East and Africa.

A few years ago Texaco formed two major joint ventures to increase efficiency and gain superior market share. Equilon combines the elements of Texaco's and Shell's Western and Midwestern U.S. refining and marketing businesses and their nationwide trans-portation and lubricants business. Motiva combines the refining and marketing businesses of Texaco, Shell and Saudi Aramco in the East and Gulf Coast. These alliances are streamlining their operations, continuing to capitalize on value-enhancing synergies and building superior market share in their focus areas.

Global Gas and Power
--------------------
Texaco is identifying new opportunities to leverage strengths in natural gas, power generation and gasification technology. Texaco is one of the largest natural gas producer- marketers in the United States, operating more than 1,500 miles of pipeline, 50 interconnects and eight billion cubic feet of storage. Texaco currently has equity interests in 47 power projects operating or under development around the world, with a total generating capacity in excess of 5,400 megawatts. Additionally, Texaco is the recognized leader in gasification technology, an environmentally superior process that can convert low-value materials - like refinery residue - into a clean synthesis gas.

Advanced Energy Technology
--------------------------
Texaco is actively engaged in the development and commercialization of environmentally smart advanced technologies such as fuel cells, photovoltaics, advanced batteries and hydrogen storage. Market forces and rising environmental standards are driving the development of the next generation of energy products and is positioning itself to be a leader in this technological future.


Financial Highlights (year ended December 31)
---------------------------------------------
(In millions of dollars except per share amount)          1999          1998
-------------------------------------------------------------------------------
Operating Income                                        $1,214          $894
Operating Expanses                                      $2,319        $2,508
Net Income                                              $1,177          $578
Total Assets                                           $28,972       $28,570
Earnings per Share
Basic                                                    $2.14         $0.99
Diluted                                                  $2.14         $0.99
Average Common Shares Diluted (millions)               537,860       528,965

Operating Statistics
--------------------
(Per Day, Worldwide)                                      1999          1998
--------------------------------------------------------------------------------
Net Liquids Production (Thousands of Barrels)              885           930
Net Natural Gas Production (Millions of Cubic Feet)      1,999         2,227
Sales of Natural Gas (Millions Cubic Feet)               3,940         4,537
Refinery Input (Thousands of Barrels)                    1,491         1,530

Financial Goals
---------------
*    Grow earnings 10-13% annually
*    Deliver 11-13% return on capital employed over next four years
*    Generate top-quartile cash from operations
*    Maintain strong "A" credit rating

Headquarters
------------
2000 Westchester Avenue
White Plains, NY 10650
www.Texaco.com

Contact Information                         Media Relations
-------------------                         ---------------
Investor Services                           Phone: 914.253.4177
Phone: 800.283.9785                         E-mail: presscenter@Texaco.com
E-mail: invest@Texaco.com

--------------------------------------------------------------------------------
Private  Securities  Litigation  Reform Act Safe Harbor Statement
-----------------------------------------------------------------
Except for the historical and present factual information contained herein, the matters set forth above, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.


Additional Information
----------------------
Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement / prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                      * * *
[Chevron Texaco Merger Transaction Overview - Revised October, 17, 2000]

[Chevron logo]                                           [Texaco logo]
                              TRANSACTION OVERVIEW

                       Merger Creates A U.S.-Based, Global
                  Enterprise That Is Highly Competitive Across
                               All Energy Sectors

================================================================================
Terms           o        More than $100 billion enterprise value
                o        Texaco  shareholders  to receive  .77 shares of Chevron
                         common stock for each share of Texaco common stock they
                         own, representing approximately $64.87 per Texaco share
                         based on the closing price of Chevron common stock on
                         October 13, 2000
                o        Chevron  shareholders  to  retain  existing  shares
                o        Chevron shareholders to own  approximately 61% of
                         ChevronTexaco
                o        Texaco shareholders  to  own   approximately  39% of
                         ChevronTexaco
                o        Accretive to earnings  and cash flow per share upon
                         realization of cost savings
================================================================================
Combined        o        Headquarters: San Francisco, California
Company Facts   o        Operations throughout the world
                o        Year-end  1999 reserves of 11.2 billion BOE
                o        1H 2000 combined daily  production  of
                         2.7  million BOE
                o        Assets of $77 billion
                o        Third-largest  oil and  gas  producer in the
                         United States
                     -        Production  of 1.1 million BOE per day
                     -        Nation's  third largest reserve position
                     -        4.2 billion BOE of proved reserves
================================================================================
Cost Savings    o        Significant annual cost savings of at least $1.2
                         billion to be achieved within 6-9 months of merger
                         close
                     -        Approximately $700 million to come from more
                              efficient exploration and production
                     -        Approximately  $300 million to come from
                              consolidation of corporate functions and $200
                              million from other operations
                     -        Combined workforce of about 57,000 to be reduced
                              by approximately 7% worldwide
                o        Chevron  and Texaco  have proven track records of
                         achieving cost savings
================================================================================
Management,     o        Senior management:
Integration          -        Dave O'Reilly - Chairman & CEO
and Board            -        Richard Matzke - Vice Chairman, Upstream
                     -        Peter Bijur - Vice Chairman, Downstream,
                              Power and Chemicals
                o        Integration  team to be led by:
                     -        John  Watson -  Chevron  Vice President and CFO
                     -        Patrick Lynch - Texaco Senior Vice President and
                              CFO
                o        Board of Directors to be proportional to equity split
================================================================================
Closing         o        Shareholder approvals of Chevron and Texaco
Conditions      o        Regulatory clearances
                o        Pooling of accounting treatment
                o        Chevron and Texaco anticipate that the FTC will require
                         certain divestitures in the U.S. downstream business in
                         order to address market  concentration  issues, and the
                         companies  intend  to  cooperate  with  the FTC in this
                         process
================================================================================

Private  Securities  Litigation  Reform Act Safe Harbor Statement
-----------------------------------------------------------------
Except for the historical and present factual information contained herein, the matters set forth above, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.


Additional Information
----------------------
Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement / prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                      # # #